599 Lexington Avenue
Daniel I. Goldberg, Esq.	New York, NY 10022-7650
Direct Phone: +1 212 549 0380	+1 212 521 5400
Email: dgoldberg@ReedSmith.com	reedsmith.com

March 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela Howell

Re:	Signal Genetics LLC Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 13, 2014 CIK No. 0001590750

Dear Ms. Howell:

On behalf of our client, Signal Genetics LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2014 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and the revised Registration Statement (the “Revised Registration Statement”), which is being submitted as the first live filing.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Fee Table

1.	Please explain how you calculated the maximum aggregate offering price in the fee table. We note the registration statement reflects common stock of 2,272,000 and the underwriters overallotment of 340,800 shares of common stock. That would appear to indicate $31,353,600 as the maximum aggregate offering price. Provide a similar analysis for the calculation of the representatives warrants.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Securities and Exchange Commission

March 18, 2014

The Company acknowledges the Staff’s comment and has revised its calculation of the maximum aggregate offering price included in the fee table and other price-related information included in the Revised Registration Statement (including the calculations related to the representative’s warrant).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies, page 54

2.	We note your revised disclosure in response to comment 3 of our letter dated January 14, 2013, indicating that while you have not, to date, delayed the adoption of any accounting standards (as permitted by the JOBS Act), you may in the future avail yourself of the extended transition period for complying with new or revised accounting standards. Emerging Growth Company must make such a notice at the time the Company is first required to file a registration statement. Please indicate your choice in your next amendment to comply with Section 107(b)(1) of the JOBS Act.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 8, 41 and 59 of the Revised Registration Statement to indicate that it will avail itself of the extended transition period for complying with new or revised accounting standards that is generally available to emerging growth companies under the JOBS Act.

3.	We note your response to prior comment 2 on the estimates used in recording contractual allowance from non-contracted insurance companies. Please provide the following information to explain your estimate:

•	Discuss the number of years of limited history you have and provide a schedule of gross revenue, contractual allowance and amounts collected for each of the last three years, as available;

We launched the MyPRS® diagnostic test in April 2011 therefore we now have almost three years of history. It is noted that net revenues to non-contracted insurance companies represented 12%, 23% and 26% of our total net revenues for the years ended December 31, 2013, 2012 and 2011, respectively, and that 70-75% of the tests performed for patients in this category have consistently been covered by five of the largest health insurance providers in the US. For process information please refer to our response in number seven below.

Information relating to our gross revenues, contractual allowances and amounts collected for non-contracted insurance companies for each year is as follows:

Securities and Exchange Commission

March 18, 2014

	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Non-contracted insurance companies:
Gross revenues	$1,260,050	$2,776,850	$1,813,050
Contractual allowances	762,760	1,776,107	1,308,977
Net revenues	$497,290	$1,000,743	$504,073

Collections	$258,567	$693,530	$511,259
Collections as a % of gross revenues	21%	25%	28%

As noted previously, our average collection rates over the past three years in this area have ranged from 25-32% of gross revenues during the quarterly periods. Due to the documentation provided to the non-contracted insurance providers and discussions with these organizations there has been increasing acceptance of our test by payors and limited denials. For tests performed during the year ended December 31, 2013 where we have already collected from insurers we have actually collected as high as 50% of gross revenues. This experience is reflected in our estimates of net revenues for the year ended December 31, 2013.

All of the net revenue for the year ended December 31, 2011 has been collected as this was our first year of operations and we primarily recorded revenue on a cash basis since we had no history to yet base estimates upon.

We have not yet collected all of the estimated net revenues for the year ended December 31, 2012 due to the time lag described in more detail below. It is noted during 2012, the Company was short on staff necessary to obtain various documents from our customers that were needed to substantiate our performing services for our customer’s patients. Based on our extensive follow-up with the non-contracted insurers we provided a large amount of documentation that supported the remaining receivable outstanding. Since this information was provided primarily in the fourth quarter of 2013, we believe the revenue amounts are fixed, determinable and collectible.

We expect net revenue for the year ended December 31, 2013 for non-contracted insurers to be approximately $497,000 based on our relationships and history with these non-contracted insurers. Although collections for the year to date 2013 are lower than the expected range, this is due to the timing of collections as of the current date as it may take up to 12-14 months for us to collect. Based on above, we believe the remaining accounts receivable are fixed, determinable and collectible.

•	Explain how using a third party service’s collection history is relevant and reliable information in estimating your collection history; and

Securities and Exchange Commission

March 18, 2014

Our third-party service organization has been providing services to the healthcare diagnostics industry for over 16 years. Its clients include some of the largest clinical laboratories in the U.S. It processes millions of medical claims annually and reach a large range of payors, including primarily all of the non-contracted insurance companies with which we deal. Based on its experience, we believe it has a thorough knowledge of the industry, the rate of acceptance and the entire claim through appeals process to assist us in estimating collections. It is noted that the Company has primarily used our own historical experience, however based upon the limited time period since we launched our test we have also used its expertise as a guide.

•	Explain why it may take up to 12-14 months and what types of information is needed to receive payment on the balances greater than 90 days.

The amounts greater than 90 days can take up to 12-14 months to be collected primarily due to the length of time spent on various correspondences between the Company, the payor and the Company’s physician clients. Often times we are asked to provide additional information from our physician clients such as, letters of medical necessity, copies of medical records, copies of other lab results or other missing patient information. Obtaining these documents can be a lengthy process because this includes follow up by people outside our control who may have other priorities relating to patient care. Based upon our history with these payors once we have provided requested documentation our collections have generally been successful.

Executive Compensation, page 93

4.	Please provide summary compensation disclosure for the last two years, as required by Item 402(n) of Regulation S-K. We note that the information for the 2012 fiscal year end was included in the prior draft registration statement. In addition, please provide the 2013 compensation information. To the extent such salary or bonus information is not calculable as of the latest practicable date, we direct your attention to Instruction 1 to Item 402(n)(2)(iii) and (iv) of Regulation S-K. In addition, please provide the complete information in the Outstanding Equity Awards Table.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Revised Registration Statement to include summary compensation disclosure for the last two years, as required by Item 402(n) of Regulation S-K. In addition, the Company has revised the disclosure on page 96 of the Revised Registration Statement to include all of the necessary information in the Outstanding Equity Awards Table.

Certain Relationships and Related Transactions, page 101

5.	We note your revised disclosure in response to comment 9 to our letter dated January 14, 2014 and we reissue the comment. Please revise to provide the disclosure required by Items 404(a)(1), (3) and (5) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 of the Revised Registration Statement accordingly.

Securities and Exchange Commission

March 18, 2014

Financial Statements

6.	Please update the financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. A current consent of the independent accountant is also required.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated its financial statements, pursuant to Rule 8-08 of Regulation S-X. In addition, the Company has included a current consent of the independent registered public accounting firm, as required.

Notes to Consolidated Financial Statements, page F-7

Summary of Significant Accounting Policies, page F-7

7.	We note your response to prior comment 10 on revenue recognition and zero allowance for doubtful accounts for the non-contracted insurance companies. We note that you continually evaluate collections and adjust accounts receivable by adjusting net revenues, if necessary. You also state that once all appeals are exhausted you would write off any remaining accounts by adjusting net revenues. Please explain to us why the adjustments based on uncollectibility of receivables are recorded in revenues and provide your basis in the accounting literature that supports your position. Please revise disclosures as appropriate.

We have recorded our revenues related to non-contracted insurance companies following the methodology in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 954-65-25 for revenue from health care services. We believe that the revenues from our non-contracted insurance companies are closely aligned with the model for those with actual contracts since we believe we can reasonably estimate collections. In contrast, we do not record revenues from self-payors until cash is collected as we have no experience with the patients of our customers, have not performed credit checks and have no knowledge of their respective creditworthiness. Therefore, gross revenue for non-contracted insurance companies is recorded at the established rates and a provision for contractual allowances (the difference between established rates and expected third-party payor payments) is recognized at the same time the service is provided as a deduction from gross revenues. Net revenues to non-contracted insurance companies represented 12%, 23% and 26% of our net business for the years ended December 31, 2013, 2012 and 2011, respectively. We have estimated the contractual allowances and the ultimate amount that will be collected primarily based upon the three years of collection history we have had with the related payors, of which 70-75% have consistently been with five of the largest health insurance providers in the US. We believe this rationale along with our description of collections described in our response to comment number three above, meets the criteria for being considered fixed and determinable. We continuously monitor the collection rate and fine tune our estimates as necessary. Any differences between our original estimates and subsequent revisions, including final settlements, are recorded through revenue when the revisions are made, thereby also adjusting the related outstanding accounts receivable. To date, final adjustments have not been materially different from our estimates.

Securities and Exchange Commission

March 18, 2014

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc: Samuel D. Riccitelli, President and CEO of Signal Genetics LLC